#5

04024127

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Invision Solutions

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 07 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3459 FISCAL YEAR 10-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/6/04

82-3459

04 APR -5 AM 7:21

SEC MAIL PROCESSING SECTION
RECEIVED
APR 01 2004
WASH. DC 205

INOVISION SOLUTIONS INC.

NOTICE OF 2004 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2004 annual general meeting (the "Meeting") of members of Inovision Solutions Inc. (the "Company") will be held in the Board Room, 708 - 1111 West Hastings Street, Vancouver, British Columbia on April 30, 2004, at the hour of 10:30 a.m. for the following purposes:

(a) To receive and consider the report of the directors, the audited financial statements of the Company for the period ended October 31, 2003, and the report of the auditor thereon;

(b) To appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last annual general meeting;

(d) To elect directors for the ensuing year;

(e) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, Facsimile No.: (604) 689-8144 or the Company, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 22nd day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

DANIEL McGEE,
President

AR/S
10-31-03

KJELD WERBES LAW CORPORATION
BARRISTER AND SOLICITOR

INOVISION SOLUTIONS INC.

INFORMATION CIRCULAR
as at and dated March 31, 2004

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of **Inovision Solutions Inc.** (the "Company") for use at the 2004 annual general meeting (the "Meeting") of members of the Company to be held on April 30, 2004, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company. A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of **Pacific Corporate Trust Company**, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, facsimile no.: (604) 689-8144 or to the Company's office, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of Pacific Corporate Trust Company or the Company's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

Advance Notice of Annual General Meeting

Advance notice of the Meeting was published on March 3, 2004, to the requirements of section 135 of the *Company Act* of British Columbia and section 4 of the "Regulation" to the *Company Act*.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 100,000,000 common shares without par value. As at the date of this information circular, 3,123,368 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. March 31, 2004 has been fixed in advance by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	Number of Voting Securities	Percentage
CDS & Co	1,893,678	60.62%
Danny McGee	504,610	16.15%

*beneficial owners unknown

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the appointment of **Ellis Foster, Chartered Accountants,** as the Company's auditor until the next annual general meeting of members at a remuneration to be fixed by the board of directors.

Election of Directors

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

Name and Address of Nominee and Present Position with Company	Principal Occupation	Period From Which Nominee Has Been Director	Number of Approximate Voting Securities[1]
Daniel McGee Coquitlam, BC President/Director	President of Inovision Solutions Inc.	December 16, 1983	504,610
Judy M. Pullman Port Coquitlam, BC Director, Secretary	Secretary	December 16, 1983	50,000
Edward Muir Vancouver, BC Director	Branch Manager, John Crane Canada	December 15, 1997	32,000
John G. Oness North Vancouver, BC Director	VP Investor Relations, Manex Resource Group	October 28, 2003	23,750

1 voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed an executive committee.

3

As the Company is a reporting company, the directors of the Company are required to elect, from their number, an audit committee. **Daniel McGee**, **Edward Muir** and **Judy Pullman** are the three directors elected by the board of directors of the Company to the audit committee.

Statement of Executive Compensation

Compensation to Executive Officers

Daniel McGee has been the Named Executive Officer of the Company as defined in B.C. Form 51-904F prescribed by the "Regulations" under the *Securities Act* of the Province of British Columbia during the preceding year.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company. For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Directors' and Key Employees' Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)[2]
Daniel McGee	2003	30,000	Nil	Nil	Nil	Nil	Nil	Nil
President	2002	30,000	Nil	Nil	Nil	Nil	Nil	Nil
	2001	30,000	Nil	Nil	Nil	Nil	Nil	Nil

1 the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus

2 for further details, refer to the heading "Management Contracts" below

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended October 31, 2003.

Options & SARs Granted to Named Executive Officers

No individual grants of options to purchase or acquire securities of the Company or its subsidiaries, if any, or stock appreciation rights ("SARs") as defined in National Instrument 51-904F prescribed in the "Regulations" under the *Securities Act* of British Columbia were made to Named Executive Officers of the Company during the year ended October 31, 2003.

d

Options & SARs Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by each Named Executive Officer during the financial year ended October 31, 2003, and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Daniel McGee	N/A	N/A	Nil	Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended October 31, 2003.

Management Contracts

The Company is party to a Management Contract with Daniel McGee dated 1st day of June, 1993 in Vancouver, BC, whereby Mr. McGee is engaged to perform management services at a cost of $2,500 per month.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended October 31, 2003.

Interest of Insiders In Material Transactions

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Daniel McGee
President

INOVISION SOLUTIONS INC.

Financial Statements

October 31, 2003 and 2002

Index

7

ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

INOVISION SOLUTIONS INC.

We have audited the balance sheets of **Inovision Solutions Inc.** as at October 31, 2003 and 2003 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Ellis Foster

Vancouver, Canada
February 6, 2004

Chartered Accountants

QUARTERLY REPORT | BC FORM 51-901F | Schedules A

ISSUER DETAILS

For Quarter Ended:	October 31, 2003
Date of Report:	February 6, 2004
Name of Issuer:	**Inovision Solutions Inc.**
Issuer's Address:	605 – 475 Howe Street Vancouver, BC V6C 2B3
Issuer Fax Number:	(604) 683-0342
Issuer Telephone Number:	(604) 683-0332
Contact Person:	Daniel McGee
Contact Position:	President and Director
Contact Telephone Number:	(604) 683-0332

CERTIFICATE

The schedule(s) required to complete this Quarterly Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name: Daniel McGee   Date signed: February 25, 2004

Director's Name: Edward Muir   Date signed: February 25, 2004

9

INOVISION SOLUTIONS INC.

Balance Sheets
October 31, 2003 and 2002

		2003		2002
ASSETS				
Current				
Cash and cash equivalents	$	11,086	$	11,253
Refundable deposit		-		30,000
Prepaid expenses		8,670		1,945
		19,756		43,198
Loan receivable (Note 4)		100		100
Office equipment, net of accumulated amortization of $368 (2002 - $Nil)		2,086		-
	$	21,942	$	43,298
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	24,080	$	17,796
Due to a director, non-interest bearing and unsecured		47,579		2,454
		71,659		20,250
SHARE CAPITAL AND DEFICIT				
Share capital (Note 5)		2,671,227		2,671,227
Deficit		(2,720,944)		(2,648,179)
		(49,717)		23,048
	$	21,942	$	43,298

Continued operations (Note 1)

Approved by the Directors: Daniel McGee   Edward Muir

ELLIS FOSTER

INOVISION SOLUTIONS INC.

Statements of Operations and Deficit
Years Ended October 31, 2003 and 2002

	2003	2002
Expenses		
Amortization	$ 368	$ -
Consulting fees	4,958	19,000
Listing and transfer agent fees	9,187	9,308
Management fees	30,000	30,000
Office and miscellaneous	4,366	4,006
Professional fees	11,668	32,820
Rent	5,790	3,600
Travel and promotion	6,428	6,525
	72,765	105,259
Loss for the year	(72,765)	(105,259)
Deficit, beginning of year	(2,648,179)	(2,542,920)
Deficit, end of year	$ (2,720,944)	$ (2,648,179)
Loss per share - basic and diluted	$ (0.02)	$ (0.05)
Weighted average number of common shares outstanding - basic and diluted	3,123,368	2,337,409

INOVISION SOLUTIONS INC.

Statements of Cash Flows
Years Ended October 31, 2003 and 2002

	2003	2002
Cash flows from (used in) operating activities		
Loss for the year	$ (72,765)	$ (105,259)
Adjustments for items not involving cash:		
- amortization	368	-
- consulting fees settled by shares	-	19,000
	(72,397)	(86,259)
Changes in non-cash working capital items:		
- refundable deposit	30,000	(30,000)
- prepaid expenses	(6,725)	(1,945)
- accounts payable and accrued liabilities	6,284	(15,468)
	(42,838)	(133,672)
Cash flows from (used in) financing activities		
Issuance of shares for cash	-	192,500
Advances from (repayment to) a director	45,125	(49,125)
	45,125	143,375
Cash flows used in investing activities		
Purchase of office equipment	(2,454)	-
Increase (decrease) in cash and cash equivalents	(167)	9,703
Cash and cash equivalents, beginning of year	11,253	1,550
Cash and cash equivalents, end of year	$ 11,086	$ 11,253

1. Continued Operations

The Company was incorporated under the laws of British Columbia, Canada. The Company changed its name to Inovision Solutions Inc. from Inovision Technologies Inc. on May 15, 2001.

These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the identification, acquisition and development of viable business opportunities, the ability of the Company to obtain necessary financing and upon future profitable operations.

2. Change in Accounting Policy

Effective November 1, 2002, the Company adopted, on a prospective basis, the Canadian Institute of Chartered Accountants (CICA) Handbook, Section 3870, *Stock-Based Compensation and Other Stock-Based Payments.* Under the new recommendation, the Company adopted the fair value method for stock-based compensation granted to employees of the Company and non-employees and all direct awards of stock. The fair value of stock options is determined by the *Black-Scholes Option Pricing Model* with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stock is determined by the market price of the Company's stock.

The adoption of the new accounting policy has no cumulative effect on the prior year's consolidated financial statements. The Company did not grant any stock option during the 2003 fiscal year and, as such no compensation expense was recognized.

3. Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

3. **Significant Accounting Policies** (continued)

(b) Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.

(c) Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(d) Office Equipment

Office equipment is stated at cost, net of accumulated amortization. Amortization is computed using declining balance method at 30% per annum.

(e) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(f) Long-lived assets impairment

Long-lived assets are reviewed whenever events or changes in circumstances indicate that carrying value of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flow expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

4. Loan Receivable

In fiscal year 2000, pursuant to an agreement with Digital.doc Service (International) Inc. ("Digital.doc") for consulting services from and a 50% interest in Digital.doc, the Company advanced $175,599 to Digital.doc for the development of an internet browser replacement technology. Due to a dispute on the intentions of the agreement, the Company decided to write down the loan receivable to $100.

5. Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance, October 31, 2001	1,008,368	$2,459,727
Issued pursuant to a private placement at $0.10 per share	1,925,000	192,500
Issued for settlement of debt at $0.10 per share	190,000	19,000
Balance, October 31, 2002 and 2003	3,123,368	$2,671,227

(c) 93,750 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

(d) Stock options outstanding and exercisable as at October 31, 2003:

Number of Options	Exercise Price Per Option	Expiry Date
140,000	$0.36	February 19, 2007

Each option entitles the holder to acquire one common share of the Company.

6. Related Party Transactions

The Company incurred the following expenses to a director of the company:

	2003	2002
Management fees	$30,000	$30,000
Rent	2,700	3,600
Travel and promotion	6,000	6,000
	$39,455	$39,600

7. **Income Taxes**

(a) A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2003	2002
Statutory income tax rate	(40%)	(45%)
Tax losses not benefited	40%	45%
Effective tax rate	-	-

(b) As at October 31, 2003, the Company has non-capital losses of approximately $685,910, capital losses of approximately $513,000 and undepreciated capital costs of approximately $48,000 carried forward for tax purposes, which are available to reduce taxable income of future years. The non-capital losses expire commencing in 2004 to 2010. The capital losses and undepreciated capital costs can be carried forward indefinitely.

Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is uncertain.

8. **Non-cash Investing and Financing Activities**

In fiscal year 2002, the Company issued 190,000 shares pursuant to the settlement of certain debt at $0.10 per share.

9. **Financial Instruments**

Fair value estimates of financial instruments are made at a specific point tin time, base on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, loan receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of these instruments. The Company is not subject to significant interest, currency and credit risks arising from these instruments.

It is not practical to determine the fair value of amounts due to a director with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

10. Comparative Figures

Certain 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2003.

INOVISION SOLUTIONS INC.

Description of Business

Inovision Solutions Inc. continues its review of low risk/high value opportunities that could have immediate and long term benefits for the company.

Discussion of Operations and Financial Conditions

Inovision Solutions Inc. has not been able to identify a project in the Petroleum and Natural Gas Industry that meets both regulatory requirements with limited financial commitments within the Company's reach at this time. At present the company is completing due diligence on a mineral exploration property that would meet the above requirements and would allow Inovision to be reinstated on the TSX Venture Exchange following a change of business.

The Company will continue to review the possibility of participating in exploration projects within the oil and gas industry and the company is still obtaining data pertaining to the use of green energy.

The Company completed the fourth quarter of fiscal 2003 on October 31, 2003 with cash on hand of $11,000.000. As of the date of this report the Company has approximately $130,000 cash on hand subject to the TSX Venture Exchange approving an announced private placement.

Throughout the last quarter ending October 31, 2003 the major portion of expenses incurred by the Company involved administration and professional fees.

Related Party Transactions

For the quarter ending October 31, 2003 Daniel McGee received $9,000.00 for management fees, travel and promotion expenses. The management contract with Mr. McGee continues to date, receiving $2,500.00 per month plus expenses for managing the affairs of the Company.

Financings, Principal Purpose and Milestones

While the Company remains in an acquisitions mode, no milestones have been established for future expenditures. Management has announced a private placement financing to provide additional working capital. Any acquisitions made by the Company could necessitate additional financing.

Liquidity and Solvency and Subsequent Events

At no time during the reporting period has the company had any third party investor relations arrangements

18